June 1, 2009

Dear Purrfect Pet Club, Inc. Stockholder:

It is my pleasure to welcome you as a shareholder of our new company, Purrfect Pet Club, Inc. (“Purrfect Pet”). As an independent, publicly-traded company, we believe we can more effectively focus on our objectives and satisfy the strategic needs of our company.

Following the spin-off, we will be looking to expand the pet club member benefits. Purrfect Pet is an online pet club portal community that provides humorous and fun content including, blogs, podcasts, video, and online shopping to more than 10,000 pet products.

We believe our experienced management team, the U.S. pet owner base and the growing pet market are representative of the strengths that will position us to excel as a stand-alone entity. Going forward, our core strategies will be to:

•	maintain and extend our technological leadership positions to capture the growth created by the trends in the consumer pet market;

•	leverage the world wide web to generate new business and to grow our pet club member benefits and services; and

•	pursue external growth for greater club value through select marketing alliances.

We intend to apply to have the Purrfect Pet Club common stock authorized for listing on the OTC Bulletin Board.   We invite you to learn more about us by reviewing the enclosed information statement. We look forward to our future as a separate publicly-traded company and to your support as a holder of Purrfect Pet Club, Inc., common and preferred stock.

Sincerely,

Purrfect Pet Club, Inc. Joseph Cangiano
Chairman of the Board, Chief Executive Officer and President